UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO
SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdrawals its election to be subject to the provisions of sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:
Freshstart Venture Capital Corp. 437 Madison Avenue, 38th Floor New York, NY 10022 (212) 328-2100 814-00189
Address of Principal Business Office:
Telephone Number (including area code):
File Number under the Securities Exchange Act of 1934:

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

	A.	The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

	B.	The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

	C.	The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

X	D.	The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company’s new business. Give the date of the shareholders’ or partners’ meeting and the number of votes in favor of and opposed to the change.

	E.	The company has filed a notice of registration under section 8 of the Act. State the filing date of the company’s notice of registration (Form N-8A) under the Act.

	F.	Other. Explain the circumstances surrounding the withdrawal of election.

Freshstart Venture Capital Corp. (“Freshstart”) is a wholly-owned subsidiary of Medallion Financial Corp. (“Medallion Financial”). Medallion Financial, together with Freshstart and its other subsidiaries (the “Company”), has changed the nature of its business so as to cease to be a business development company (“BDC”) and has converted to a non-investment company. The Company intends to conduct its activities in such a way that it will be excepted from the definition of an “investment company” provided under Section 3(c)(6) of the Act.

In a Special Meeting of Shareholders of the Company held on March 7, 2018, a majority of the Company’s outstanding voting securities approved the proposal authorizing the Company’s Board of Directors to withdraw the Company’s election to be regulated as a BDC. 13,871,152 votes were cast in favor of the proposal, and 470,880 votes were cast against the proposal. There were 148,855 abstentions, and 0 broker non-votes. The Company, together with its wholly-owned subsidiaries, Medallion Capital, Inc. and Freshstart, operated and were regulated as a single BDC, and on April 2, 2018, Medallion Financial filed its withdrawal form of its BDC election, and Freshstart is hereby filing its withdrawal form of its BDC election.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of New York and State of New York on the 7th day of August, 2018.

Freshstart Venture Capital Corp.

By:	/s/ Alvin Murstein
Name:	Alvin Murstein
Title:	Chairman & Chief Executive Officer

Attest:	/s/ Thomas J. Munson
Name:	Thomas J. Munson
Title:	Senior Vice President